Exhibit 99.1 FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director Country/City Code 8862 Tel: 3518-1107 brad.miller@gigamedia.com.tw
GigaMedia Q2: Record Operating Results
Strong Demand for Poker Software and Online Casual
Games Drives 119% Growth in Operating Income
Financial Highlights for the Second Quarter 2007:
•	Consolidated revenues up 88 percent year-over-year to $40.1 million; up 11 percent sequentially over Q1 of 2007.
•	Consolidated operating income grew 119 percent year-over-year to $10.1 million; up 16 percent sequentially over Q1 of 2007.
•	Consolidated net income of $10.1 million, up 139 percent year-over-year after deduction of a one-time disposal gain of approximately $7.0 million in Q2 2006. Sequential Q-over-Q growth of 19 percent over Q1 2007. GAAP basic and fully-diluted earnings per share were $0.19 and $0.17, respectively.
•	Non-GAAP consolidated net income, which excludes non-cash share-based compensation expenses, of $10.3 million. Non-GAAP basic and fully-diluted earnings per share were $0.20 and $0.17, respectively. [1]
•	Cash, cash equivalents and marketable securities-current of $72.4 million.
Operational Highlights
•	Continued strong organic growth in online gaming software platform and significantly improved performance in Asian online games platform.
•	Online gaming software platform: Everest Poker active depositing real-money customers grows 12 percent sequentially over the first quarter of this year despite seasonal industry downturn.
•	Asian online games platform: FunTown average monthly active

[1]	Non-GAAP net income and non-GAAP basic and fully-diluted earnings per share are provided as supplements to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Use of Non-GAAP Measures” for more details.

paying accounts up 8 percent sequentially over Q1 2007 despite negative impact of seasonality; advanced casual game Tales Runner achieves record results; acquisition of majority stake of T2CN — China’s leading onlinesports game operator — positions business for growth in China.
TAIPEI, Taiwan, August 14, 2007 — GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today second-quarter revenues climbed 88 percent to $40.1 million, and operating income increased 119 percent to $10.1 million, both in comparison to the same period of last year, driven by continued record revenues from our poker software business in Continental Europe and growing contributions from our online games business in Asia.
Net income was $10.1 million, up 19 percent sequentially over the first quarter of this year and up 139 percent year-over-year after deduction of a one-time disposal gain of approximately $7.0 million in the second quarter of 2006. Second-quarter 2007 basic and diluted earnings per share were $0.19 and $0.17, respectively.
“Second-quarter was another record for GigaMedia, with outstanding performance in every business unit,” stated Chief Executive Officer Arthur Wang. “More important, we expect even stronger growth in the second half and excellent momentum into 2008.”
GigaMedia also secured majority control of T2CN, a leading online game portal in China and operator of the #1 online sports game, by increasing its total equity ownership to 52 percent in July 2007.
“We are beginning to see the early returns from our investment in our Asian online games platform,” explained CEO Arthur Wang. “With an exciting pipeline of new games and a footprint reaching over 64 million registered users, we are very enthusiastic, very confident that we have built the foundation of a powerful business.”

Consolidated Financial Results
GIGAMEDIA 2Q07 CONSOLIDATED FINANCIAL RESULTS

			Change			Change
(unaudited, in US$ thousands)	2Q07	2Q06	(%)	2Q07	1Q07	(%)
Revenues (A)	40,063	21,265	88	40,063	36,086	11
Gross Profit	31,798	15,781	101	31,798	28,753	11
Operating Income	10,091	4,606	119	10,091	8,665	16
GAAP Net Income	10,078	11,232	-10	10,078	8,459	19
GAAP Net Income Per Share, Diluted	0.17	0.18	-6	0.17	0.14	18
Non-GAAP Net Income(B)	10,332	11,279	-8	10,332	8,749	18
Non-GAAP Net Income Per Share, Diluted(B)	0.17	0.18	-3	0.17	0.15	17
EBITDA (C)	11,326	13,514	-16	11,326	9,958	14
Cash, Cash Equivalents and Marketable Securities-Current	72,373	30,749	135	72,373	47,984	51

(A)	Revenue figures differ from those contained in previously released financial results due to reclassifications of certain costs in our Asian online games business. (See, “About the Numbers in This Release — Quarterly figures.”)

(B)	Non-GAAP net income and non-GAAP net income per share exclude non-cash share-based compensation expenses. (See, “Use of Non-GAAP Measures” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures” for more details.)
Consolidated revenues for the second quarter increased 88 percent to $40.1 million from $21.3 million in the same period in 2006, and grew 11 percent from $36.1 million for the first quarter of 2007. Strong organic growth in both our gaming software business and our Asian online games business were the key factors driving the year-over-year improvement. The sequential quarterly improvement was largely due to continued strong momentum in our poker software business and a significant pickup in our Asian online games business.
Consolidated gross profit for the second quarter increased 101 percent to $31.8 million from $15.8 million in 2006 and increased 11 percent quarter-over-quarter from $28.8 million, reflecting the significant revenue increases in our gaming software and Asian online games businesses during the periods. Consolidated gross profit margin grew to 79.4 percent in the second quarter from 74.2 percent in 2006 as a result of decreased relative contributions from our lower margin, non-core broadband ISP business and was comparable with 79.7 percent in the first quarter.
Consolidated operating income for the second quarter grew 119 percent year-over-year to $10.1 million from $4.6 million in 2006 and increased 16 percent quarter-over-quarter from $8.7 million.
Driving the year-over-year increase in consolidated operating income were sharply increased revenues in our gaming software business and increased top-line contributions from our Asian online game business, combined with a significant increase in our consolidated operating margin to 25.2 from 21.7 percent a year ago. The year-over-year increase in consolidated operating margin was due to margin expansion in both our gaming software business and our Asian online games business.
Driving the quarter-over-quarter increase in consolidated operating income was strong revenue growth in both our gaming software and our Asian online games business and a slight increase in our consolidated operating margin from the first quarter. The quarter-over-quarter increase in our consolidated operating margin was largely due to the increase in the operating margin of our Asian online games business, which more than offset the decreased operating margin in our legacy broadband ISP business and an increase in headquarters expenses in the second quarter.
Consolidated net income for the quarter reached $10.1 million, up 19 percent from the previous quarter and up 139 percent year-over-year after deduction of a one-time gain of approximately $7.0 million recorded in the second quarter of 2006 from the sale of the Company’s ADSL business. The quarter-over-quarter increase in net income was largely due to the aforementioned factors driving growth in consolidated operating income.
GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income, non-GAAP consolidated net income,

non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures” for more details.)
Non-GAAP consolidated operating income, non-GAAP consolidated net income, and non-GAAP basic and fully-diluted earnings per share all exclude non-cash share-based compensation charges. Second-quarter non-cash share-based compensation charges were $288 thousand, down from $291 thousand in the first quarter.
Non-GAAP consolidated operating income was $10.4 million in the second quarter of 2007, up 123 percent year-over-year and up 16 percent quarter-over-quarter. Non-GAAP consolidated net income in the second quarter was $10.3 million, representing a decrease of 8 percent over the same period last year, which benefited from the aforementioned one-time disposal gain related to the sale of our ADSL business, and an 18 percent increase from the first quarter of 2007. Non-GAAP basic earnings per share were $0.20 a 12 percent decrease from 2006 and an increase of 16 percent quarter-over-quarter. Non-GAAP fully-diluted earnings per share were $0.17, a 3 percent decrease from the same period last year and an increase of 17 percent from the first quarter.
Consolidated EBITDA for the second quarter of 2007 was $11.3 million, down 16 percent from the corresponding period in 2006, which benefited from the aforementioned one-time gain on the sale of our ADSL business, and up 14 percent from the first quarter of 2007. Operating cash flow for the second quarter of 2007 was $17.0 million. Capital expenditure totaled $2.2 million for the second quarter of 2007, of which 46 percent was related to software capitalization.
GigaMedia continued to maintain a strong balance sheet. At the end of the second quarter of 2007, cash, cash equivalents and marketable securities-current totaled $72.4 million, up from $48.0 million at the end of the first quarter of 2007. The increase was mainly due to strong operating cash flow and consolidation of T2CN during the period, which more than offset second-quarter cash payments of approximately $5.0 million as final payment for our acquisition of FunTown and $1.8 million related to our strategic investment in SoftStar Entertainment Inc, a leading game development studio in Greater China. Total loans amounted to $24.3 million at the end of the second quarter of 2007.
Business Unit Results
GigaMedia Limited conducts its online entertainment business in two business segments. The gaming software segment develops and licenses online poker and casino gaming software solutions and application services, primarily targeting emerging Continental European markets. The Asian online games segment operates a suite of online games, mainly targeting gamers in Greater China. A third segment, other businesses, consists of our legacy ISP operations in Taiwan.
Gaming Software Business

			Change			Change
(unaudited, in US$ thousands)	2Q07	2Q06	(%)	2Q07	1Q07	(%)
Revenues	29,221	11,674	150	29,221	26,271	11
Gross Profit	25,171	10,059	150	25,171	22,675	11
Operating Income	9,652	3,617	167	9,652	8,699	11
Net Income Before Minority Interests	9,386	3,567	163	9,386	8,422	11
Net Income	9,216	3,383	172	9,216	8,292	11
EBITDA	9,432	3,783	149	9,432	8,858	6
The gaming software business delivered record results in the second quarter despite the negative impact of seasonality during the period. Led by our poker software business, revenue and net income more than doubled year-over-year as strong organic growth continued.
Second-quarter revenues in the gaming software business increased 150 percent year-over-year to $29.2 million from $11.7 million and by 11 percent quarter-over-quarter from $26.3 million.
GigaMedia’s revenues from the entertainment software business derived from providing poker and casino software and services to our master licensee were $12.7 million during the second quarter of 2007. This represented an increase of 119 percent from $5.8 million in 2006 and a 5 percent increase from the first quarter of 2007, which totaled $12.1 million. Such revenues are eliminated in consolidation. (See, “About the Numbers in This Release — FIN 46(R)” for details.)
Driving this performance were record revenues in our poker software business as a result of continued strong growth in real-money players on Everest Poker. Our casino software business also grew at a healthy rate year-over-year.
Our poker software business continued its strong growth. Revenues in our poker software vertical were $21.8 million, up 265 percent from the same year-ago period and up 14 percent from the previous quarter. Poker software represented 75 percent of the business unit’s total second-quarter 2007 revenues. Approximately 154,000 active depositing real-money customers played on our poker platform during the second quarter, up 12 percent from the previous quarter. During the quarter, approximately 54,000 new depositing real-money poker players were added.
To support and further strengthen the Everest Poker brand, during the quarter we launched an online poker offering in one new language — Greek, giving Everest Poker 15 end-to-end native language solutions, more than any other competitor. We also continued to improve Everest’s offerings, upgrading systems and products to improve the overall gaming experience for our customers, and rolled out enhanced marketing tools for affiliates. Complementing this were a wide variety of offline and online marketing initiatives by our licensee, including kick-off of the multinational Everest Poker European Cup, continuation of Everest’s $1,000,000 Avalanche tournament, weekly $100,000 Everest Poker tournaments, and Everest Poker television spots on ESPN Europe.
Our casino software business continued to deliver strong profitability in the second quarter. Revenues in our casino gaming software vertical were $7.1 million during the period. This represented a 25 percent increase from the same quarter in 2006 and a decrease of 1 percent from the first quarter. The launch of new games and growth in cross-vertical players coming from Everest Poker were key factors driving the year-over-year increase in revenues. The sequential quarterly revenue decrease was attributable to seasonality, which has a stronger impact on our casino than our poker vertical, as the former is a more mature business.
Gross profit grew 150 percent to $25.2 million from $10.1 million in 2006 and by 11 percent sequentially from $22.7 million in the first quarter due to strong revenue growth. Gross profit margin remained stable at 86.1 percent versus 86.2 percent in 2006 and 86.3 percent in the preceding quarter.
Total second-quarter selling and marketing expenses were $11.5 million, up 155 percent from $4.5 million in 2006 and up 9 percent quarter-over-quarter from $10.6 million, reflecting increases in mass media promotions and payments to marketing affiliates as a result of strong revenue growth.
Operating income grew 167 percent to $9.7 million from $3.6 million in 2006 and by 11 percent quarter-over-quarter from $8.7 million in the first quarter, due to strong revenue growth in both periods and operating margin expansion during the year. Operating margin grew to 33.0 percent from 31.0 in 2006, reflecting the increased scale of the business, and remained relatively stable compared to the previous quarter.
Net income rose 172 percent to $9.2 million from $3.4 million in 2006 and by 11 percent sequentially from $8.3 million in the first quarter. EBITDA increased 149 percent year-over-year and grew 6 percent from the first quarter of 2007 to $9.4 million from $8.9 million. Capital expenditure totaled approximately $941 thousand for the second quarter.
Asian Online Games Business

			Change			Change
(unaudited, in US$ thousands)	2Q07	2Q06	(%)	2Q07	1Q07	(%)
Revenues	7,192	4,303	67	7,192	5,471	31
Gross Profit	5,577	3,524	58	5,577	4,258	31
Operating Income	2,310	1,270	82	2,310	818	182
Net Income Before Minority Interests	2,288	NA	NA	2,288	889	158
Net Income	2,272	1,237	84	2,272	1,037	119
EBITDA	2,745	1,684	63	2,745	1,488	84
The Asian online games business delivered strong revenue growth in the second quarter. Results for the period demonstrated growing business momentum and represented early returns from investments in our two leading online casual game platforms in Asia: FunTown and T2CN.
As part of our plan to build a dominant online entertainment platform in Asia, during the second quarter, we continued to invest in and integrate systems with our China online game platform, T2CN, the market’s leading online sports game operator. We increased our total equity ownership of T2CN to 52 percent in July and began to consolidate T2CN financial results in June 2007.1 In addition, we made a strategic investment in SoftStar Entertainment Inc. (“SoftStar”), a leading online game developer in Greater China, through which we secured preferential access to games developed by SoftStar, strengthening our ability to self-develop and source online games.
Second-quarter revenues in the Asian online games business increased by 67 percent year-over-year to $7.2 million from $4.3 million and by 31

[1]	See, “About the Numbers in This Release — T2CN,” for details on the purchase price allocation of T2CN.

percent quarter-over-quarter from $5.5 million. Key factors driving the improvements were strong contributions from FunTown’s platform, and initial contributions from T2CN.
Second-quarter revenues from FunTown grew 40 percent to $6.0 million from $4.3 million in 2006 and by 10 percent from $5.5 million in the previous quarter, driven largely by strong contributions from our advanced casual game Tales Runner and increases in the number of paying players and per player contributions. FunTown represented 84 percent of the business unit’s total second-quarter revenues. Total registered users were approximately 8.8 million in the period, up 7 percent from the first quarter. Average monthly active paying accounts were approximately 116,000 during the second quarter, up 8 percent from the first quarter, and average monthly revenue per active playing account was approximately $17 during the period, up 2 percent quarter-over-quarter. Peak concurrent users were approximately 46,000, an increase of 3 percent from the first quarter.
Our China game platform T2CN also made initial, solid contributions in the second quarter. Total net revenues for T2CN in the period grew 10 percent to $3.5 million from $3.2 million in the first quarter. We began to consolidate results of T2CN in June and recorded related revenues of $1.2 million for the second quarter. Total registered users were approximately 56.0 million in the second quarter, a sequential quarterly increase of 12 percent. Average monthly active paying accounts were approximately 356,000 during the second quarter, down 6 percent from the first quarter, and average monthly revenue per active playing account was approximately $3.45 during the period, up 11 percent quarter-over-quarter. Peak concurrent users were approximately 206,000, an increase of 17 percent from the first quarter.
Gross profit grew 58 percent to $5.6 million from $3.5 million in 2006 and by 31 percent sequentially from $4.3 million, reflecting strong revenue growth in FunTown during both periods and one-month contributions of T2CN in the second quarter. Gross profit margin decreased to 77.6 percent from 81.9 percent in 2006 and was flat versus 77.8 percent in the preceding quarter, with the year-over-year decline reflecting an increase in revenue contributions from licensed games that have lower margins than self-developed games.
Total selling and marketing expenses in the second quarter grew 36 percent to $1.6 million from $1.2 million in 2006 and declined by 30 percent from the previous quarter. The year-over-year increase was related to an increased level of marketing and promotional expenditures commensurate with the larger level of business volume and the consolidation of T2CN. The sequential quarterly decrease was largely due to significant promotional expenses in the first quarter related to the marketing of HellGate: London during the Taipei Game Show, as well as decreased selling and marketing expenses in FunTown during the second quarter.
Operating income increased 82 percent to $2.3 million from $1.3 million in 2006 and by 182 percent quarter-over-quarter from $818 thousand. The year-over-year increase was largely due to the growth in FunTown’s revenue and operating margins and the consolidation of T2CN during the period. The quarter-over-quarter variation was due to a number of factors, including revenue growth in FunTown, as well as the decrease in selling and marketing expenses for HellGate: London and FunTown and the consolidation of T2CN. Operating margin increased to 32.1 percent from 29.5 percent in 2006 and from 15.0 percent in the previous quarter reflecting the aforementioned factors.
Net income increased 84 percent to $2.3 million from $1.2 million in 2006 and by 119 percent sequentially from $1.0 million in the first quarter due to the aforementioned factors.
EBITDA increased 63 percent year-over-year and by 84 percent from the first quarter of 2007 to $2.7 million from $1.5 million. Capital expenditure totaled approximately $793 thousand for the second quarter.
Other Businesses — Broadband ISP Business

			Change			Change
(unaudited, in US$ thousands)	2Q07	2Q06	(%)	2Q07	1Q07	(%)
Revenues	3,658	5,337	-31	3,658	4,353	-16
Gross Profit	1,064	2,198	-52	1,064	1,820	-42
Operating Income	142	1,066	-87	142	656	-78
Net Income	540	8,073	-93	540	570	-5
EBITDA	1,040	9,466	-89	1040	1,122	-7
In line with expectations, revenues in our legacy broadband ISP business continued to decline in the second quarter due largely to scheduled decreases in payments we receive for bandwidth, consulting and support services related to the sale of our ADSL business in 2006.
In the second quarter of 2007, revenues in the corporate broadband ISP business were $1.8 million, representing 49 percent of total revenues in the Company’s broadband ISP business. Revenues during the period increased 3 percent year-over-year and 1 percent quarter-over-quarter, due to slight increases in the number of corporate lines serviced and average revenue per customer.
Second-quarter revenues in the consumer broadband ISP business were $1.9 million, a 48 percent decrease compared to the same period last year and a 27 percent decrease quarter-over-quarter. The variations were primarily due to the sale of the ADSL business in May 2006 and the decrease in fees derived from bandwidth, consulting and support services in the second quarter of 2007 related to such sale.
Operating income decreased 87 percent year-over-year and decreased 78 percent quarter-over-quarter. The year-over-year decrease was primarily due to the sale of our ADSL business. The sequential quarterly decrease was mainly a result of the aforementioned decrease in payments received during the quarter for bandwidth, consulting and support services provided by us following the sale of the ADSL business.
Net income in the second quarter of 2007 was $540 thousand, a 93 percent decrease year-over-year and a 5 percent decrease sequentially. The period decreases were primarily due to the aforementioned factors impacting operating income. Second-quarter 2007 net income included a one-time gain of approximately $500 thousand, which represented compensation from Yahoo! Taiwan for termination of our interest in leading Taiwan blog site Wretch following the May 2007 closing of Yahoo! Taiwan’s acquisition of Wretch.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of August 14, 2007. Given potential changes in economic conditions and consumer spending, the evolving nature of online entertainment software, online games and broadband ISP services, and various other risk factors, including those discussed in the Company’s 2006 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.
Gaming software business. In the second half of 2007, we expect continued strong revenue growth in our gaming software business, partially moderated in the third quarter by traditional softness in online gaming during the summer season and increased competition in our markets.
Asian online games business. We expect continued revenue growth in the second half resulting from scheduled new game launches on FunTown’s and T2CN’s platform, as well as full quarterly revenue contributions from

T2CN. We anticipate such growth to be accompanied by increased marketing expenses in the third quarter related to these new game launches and personnel and promotions expenses related to HellGate: London.
Broadband ISP business. We expect revenues in our legacy broadband ISP business to continue to decline moderately in the third quarter in line with plans.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, we use the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP operating income, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.
We believe these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain expenses that may not be indicative of our operating performance. Effective January 1, 2006, GigaMedia adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) regarding the expensing of share-based compensation. We believe that the presentation of non-GAAP operating income, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating income excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and fully-diluted earnings per share excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a recurring expense in our business. A limitation of using EBITDA is that it does not include all items that impact our net income for the period. In addition, EBITDA as defined by GigaMedia may not be comparable to similarly titled measures reported by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.
Beginning in the fourth quarter of 2006, we have reclassified certain processing costs in our Asian online games business such that revenues that are generated through electronic payment channels are presented on a gross basis, as opposed to a net of processing costs basis applied in our previous quarterly results in 2006. We have recast all financial results of our Asian online games business and our consolidated financials presented herein to reflect this reclassification. The reclassification has had no impact on the operating income or net income of our Asian online games business and our consolidated financials.
Segmental results
GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the Company may differ from totals of the Company’s segmental financial results for the same period due to (1) the impact of certain of the Company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the Company’s consolidated financial results, and (3) certain inter-company eliminations.
FIN 46(R)
During the fourth quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities — an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”), as revised by the subsequent amendment, FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of UIM, a licensee of GigaMedia’s entertainment software developer CESL. All results referred to in this press release, unless otherwise indicated, reflect the Company’s adoption of FIN 46(R).
T2CN
The purchase price allocation for T2CN is not considered final as of the date of this press release as we are still reviewing and completing the analysis of the underlying assumptions and calculations used. However, the actual allocation of the purchase price and the resulting effect on our financial statements is not expected to differ significantly in future periods.
Conference Call and Webcast
GigaMedia will hold a conference call at 8 p.m. Taipei/Hong Kong Time on August 14, 2007, which is 8 a.m. Eastern Daylight Time on August 14, 2007 in the United States, to discuss the Company’s second-quarter performance. Individual investors can listen to a webcast of the call at http://www.gigamedia.com.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal in Taiwan and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2007.
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(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2007	3/31/2007	6/30/2006
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Software licensing & online entertainment revenues	29,220,597	26,271,492	11,674,354
Online game revenues	7,191,863	5,470,542	4,303,158
Internet access and service revenues	3,646,204	4,339,044	5,265,748
Other revenues	4,725	4,541	21,474

Total operating revenues	40,063,389	36,085,619	21,264,734
Operating costs
Cost of software licensing & online entertainment revenues	4,050,000	3,596,457	1,615,087
Cost of online game revenues (includes share-based compensation expenses under SFAS 123(R) of $3,372,$0, and $0, respectively)	1,622,142	1,203,259	730,244
Cost of Internet access and service revenues (includes share-based compensation expenses under SFAS 123(R) of $906, $912, and $5,046, respectively)	2,519,135	2,471,396	3,052,342
Cost of other revenues	73,920	61,409	85,895

Total operating costs	8,265,197	7,332,521	5,483,568
Gross profit	31,798,192	28,753,098	15,781,166
Operating expenses
Product development & engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $62,804, $27,631, and $11,582, respectively)	1,881,345	1,821,371	1,466,294
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $37,951, $14,093, and $17,131, respectively)	13,829,089	13,567,410	6,344,173
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $182,795, $248,128, and $13,770, respectively)	5,858,573	4,370,979	3,258,432
Bad debt expenses	138,385	328,011	106,385

Total operating expenses	21,707,392	20,087,771	11,175,284

Income from operations	10,090,800	8,665,327	4,605,882

Non-operating income (expense)
Interest income	325,633	195,571	181,450
Foreign exchange gain (loss) — net	(200,552)	(63,253)	(106,422)
Gain on sales of marketable securities	81,817	7,076	23,653
Gain (loss) on disposal of property, plant & eqpmt.	(12,260)	(2,754)	(12,202)
Interest expense	(152,883)	(107,756)	(200,016)
Equity investment income	(29,441)	57,720	0
Other non-operating income	497,621	757	7,783,089

Non-operating income	509,935	87,361	7,669,552
Income tax expense	336,226	312,392	859,904
Minority interest income (loss)	186,855	(18,206)	183,848

Income from continuing operations	10,077,654	8,458,502	11,231,682
Income from discontinued operations (including gain on disposal)	0	0	0

Net income	10,077,654	8,458,502	11,231,682

Earnings per share
Basic:
Income from continuing operations	0.19	0.16	0.22
Income from discontinued operations	0.00	0.00	0.00

	0.19	0.16	0.22

Fully-diluted:
Income from continuing operations	0.17	0.14	0.18
Income from discontinued operations	0.00	0.00	0.00

	0.17	0.14	0.18

Weighted average shares outstanding
Basic	52,773,728	51,993,474	50,738,082

Fully-diluted	59,963,289	59,574,298	63,667,069

*	See, “About the Numbers in This Release — T2CN” for details on the purchase price allocation of T2CN.

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	6/30/2007	3/31/2007	6/30/2006
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	61,108,967	32,993,125	10,964,616
Marketable securities — current	11,264,342	14,990,571	19,784,287
Notes and accounts receivable — net	18,804,249	17,874,726	17,432,864
Inventories — net	151,077	148,432	93,752
Prepaid expenses	5,588,145	4,367,421	752,077
Restricted cash	3,864,428	2,928,875	2,518,228
Other current assets	7,280,521	4,828,522	10,504,911

Total current assets	108,061,729	78,131,672	62,050,735

Marketable securities — noncurrent	15,126,122	44,322,008	15,000,000
Property, plant & equipment — net	11,283,444	9,572,431	10,422,274
Goodwill	78,046,461	55,423,333	51,057,467
Intangible assets — net	25,965,580	22,880,168	23,006,088
Other assets	8,032,599	4,582,569	1,170,487

Total assets	246,515,935	214,912,181	162,707,051

Liabilities & shareholders’ equity
Short-term loans	24,344,370	21,148,515	1,884,461
Notes and accounts payable	4,667,369	1,447,736	1,914,175
Accrued compensation	3,607,858	2,284,621	1,649,962
Accrued expenses	9,602,689	6,684,426	4,138,683
Other current liabilities	39,796,175	34,612,956	17,785,370

Total current liabilities	82,018,461	66,178,254	27,372,651
Convertible notes	0	0	15,893,352
Other liabilities	2,648,022	1,650,667	2,481,042

Total liabilities	84,666,483	67,828,921	45,747,045
Minority interests	4,941,253	1,317,102	761,048
Shareholders’ equity	156,908,199	145,766,158	116,198,958

Total liabilities & shareholders’ equity	246,515,935	214,912,181	162,707,051

*	See, “About the Numbers in This Release — T2CN” for details on the purchase price allocation of T2CN.

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended
	6/30/2007	3/31/2007	6/30/2006
	unaudited	unaudited	unaudited
	USD	USD	USD
Income from operations
GAAP result	10,090,800	8,665,327	4,605,882
Adjustment: share-based compensation	287,828	290,764	47,529

Non-GAAP result	10,378,628	8,956,091	4,653,411

Net income
GAAP result	10,077,654	8,458,502	11,231,682
Adjustment: share-based compensation	254,033	290,764	47,529

Non-GAAP result	10,331,687	8,749,266	11,279,211

Basic earnings per share
GAAP result	0.19	0.16	0.22
Adjustment: share-based compensation	0.01	0.01	0.00

Non-GAAP result	0.20	0.17	0.22

Fully-diluted earnings per share
GAAP result	0.17	0.14	0.18
Adjustment: share-based compensation	0.00	0.01	0.00

Non-GAAP result	0.17	0.15	0.18

Reconciliation of Net Income to EBITDA

Net income	10,077,654	8,458,502	11,231,682
Depreciation	574,639	588,903	690,662
Amortization	725,062	786,451	709,768
Interest (income) expense	(325,917)	(41,391)	28,691
Tax	274,640	165,358	853,342

EBITDA	11,326,078	9,957,823	13,514,145